Learnie Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	3,000.00
Total Income	**$3,000.00**
GROSS PROFIT	**$3,000.00**
Expenses	
Advertising & Marketing	10,654.64
Bank Charges & Fees	75.00
Contractors	6,536.00
Dues & Subscription	1,459.06
Legal & Professional Services	47.96
Office Supplies	0.00
Taxes & Licenses	37.00
Website	474.37
Total Expenses	**$19,284.03**
NET OPERATING INCOME	**$ -16,284.03**
Other Income	
Interest Income	300.00
Total Other Income	**$300.00**
NET OTHER INCOME	**$300.00**
NET INCOME	**$ -15,984.03**